# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Norris Industries, Inc., CIK 0001603793
CUSIP: 656357100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 102 PALO PINTO ST., SUITE B, WEATHERFORD, Texas (TX), 76086
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0001493152-25-003658
Filed by CIK 0001710572
Persons authorized to receive notices and communications: Andrew D. Hudders, Spencer Fane LLP, 711 Third Avenue, New York City, New York (NY), 10017, 212-907-7349

## Reporting persons
- Patrick L. Norris (CIK 0001710572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 78,122,675; shared voting power 0; sole dispositive power 78,122,675; shared dispositive power 0; aggregate amount beneficially owned 78,122,675 (72.17% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Norris Industries, Inc.
Address of issuer's principal executive offices: 102 PALO PINTO ST., SUITE B, WEATHERFORD, Texas (TX), 76086

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No.2 to the Schedule 13D for Patrick Norris is to remove the reference to 1,000,000 shares of preferred stock previously owned by Mr. Norris. The shares of preferred stock were contributed to the capital of Norris Industries, Inc. for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate of 78,122,675 shares of Common Stock, representing 72.17% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and to dispose of 78,122,675 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock issued on conversion of the promissory note to the extent of his pecuniary interest in JBB.
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- Patrick L. Norris: /s/ Patrick L. Norris, Chairman/CEO (05/15/2026)